EXHIBIT 5.1

CERTIFICATE OF AMENDMENT

OF

THE CERTIFICATE OF INCORPORATION

OF

CARBONICS CAPITAL CORPORATION

Carbonics Capital Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) does hereby certify:

1.     The name of the Corporation is Carbonics Capital Corporation.

2. The Board of Directors of the Corporation by unanimous written consent, in accordance with Section 141(f) of the General Corporation Law of the State of Delaware, duly adopted and set forth proposed amendments of the Corporation's Certificate of Incorporation, declaring said amendments to be advisable, and directing that such resolutions be submitted for approval by the Corporation’s stockholders.  The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Corporation's Certificate of Incorporation shall be amended by deleting Article FIRST in its entirety and replacing it with a new Article FIRST which shall read as follows:

“FIRST:    The name of the corporation is Westport Energy Holdings Inc.”

RESOLVED, that the Corporation's Certificate of Incorporation shall be amended by deleting the first sentence of Article FOURTH and replacing it with the following:

“FOURTH:        The aggregate number of shares of capital stock that the Corporation will have the authority to issue is 2,020,000,000, of which (i) 2,000,000,000 shares shall be Common Stock, par value $0.0001 per share (the “Common Stock”) and (ii) 20,000,000 shares shall be preferred stock, par value $0.001 per share.”

RESOLVED, that the Corporation's Certificate of Incorporation shall be amended by adding the following to Article Fourth:

“Reverse Stock Split.  Without regard to any other provision of the Certificate of Incorporation, each five-thousand (5,000) shares of Common Stock of the Corporation, either issued and outstanding or held by the Corporation as treasury stock, immediately prior to the time this amendment becomes effective shall be and is automatically reclassified and changed (without any further act) into one (1) fully paid and nonassessable share of Common Stock of the Corporation without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional shares or scrip representing fractions of a share will be issued as a result of the reverse stock split, but, in lieu thereof, each fraction of a share that any stockholder would otherwise be entitled to receive as a result of the reverse stock split will be rounded up to the nearest whole share.”

3. That thereafter, the stockholders of the Corporation, in accordance with Section 228 of the General Corporation Law of the State of Delaware, by written consent of the holders of the number of shares of voting stock required to approve the action at a meeting, approved the amendments.

4.          That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be signed this 29th day of November 2012.

CARBONICS CAPITAL CORPORATION

By:	/s/ Stephen J. Schoepfer
Name: Stephen J. Schoepfer Title: Chief Executive Officer